Exhibit 99(b)

Oncor Electric Delivery Transition Bond Company LLC

Statement of Collection Account Balances as of

December 31, 2015

The balances in the sub-accounts on deposit with the trustee as of the above date were:

	Series 2003-1	Series 2004-1
General Sub-Account	$0.00	$16,347,025.40
Capital Sub-Account	$0.00	$6,349,087.83
Overcollateralization Sub-Account	$0.00	$1,891,130.02
Reserve Sub-Account	$0.00	$0.00

REP Deposit Account	$0.00	$3,682,872.98